UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 5 April 2013 (NZ) / 4 April 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Notification of Allotment of Securities pursuant to NZSX Listing Rule 7.12.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 April 2013 (NZ) /	By:	/s/ Laura Byrne
4 April 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

LAURA BYRNE Company Secretary Market Information Services Section NZX Limited Wellington

5 April 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to the Dividend Reinvestment Plan:

Details of the acquisition are as follows: a) Class of Security: Ordinary Shares ISIN: NZTELE0001S4

b)	Number of Securities Issued: 3,300,168

c)	Issue Price: $2.2718

d)	Payment Type: Cash Payment

e)	Amount Paid Up: In full

f)	Percentage of Total Class Issued: 0.1820%

g)	Reason for Issue: Issue of shares under the Dividend Reinvestment Plan

h)	Authority for Issue: Dividend Reinvestment Plan; NZX Class Waiver decision relating to Listing

Rule 7.11.1 of the NZSX Listing Rules (issued on 8 November 2011)

i)	Terms of Issue: The shares rank pari passu with existing ordinary shares

j)	Total number of Securities After Issue: 1,816,996,340

k)	Date of Issue: 5 April 2013

Yours faithfully Laura Byrne Company Secretary